Exhibit 99.1

LINEAR TECHNOLOGY CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share amounts)

For the year ended	July 3, 2016	June 28, 2015	June 29, 2014
Revenues	$1,423,936	$1,475,139	$1,388,386
Cost of sales(1)	343,801	355,727	338,580

Gross profit	1,080,135	1,119,412	1,049,806

Expenses:
Research and development (1)	276,462	266,761	250,434
Selling, general and administrative(1)	170,120	169,952	159,642

Total operating expenses	446,582	436,713	410,076

Operating income	633,553	682,699	639,730
Interest expense(2)	—	—	(41,168)
Interest income and other income	5,896	2,690	2,706

Income before income taxes	639,449	685,389	601,268
Provision for income taxes	145,103	164,426	141,307

Net income	$494,346	$520,963	$459,961

Basic earnings per share	$2.02	$2.13	$1.91

Shares used in the calculation of basic earnings per share	244,662	244,408	240,498

Diluted earnings per share	$2.02	$2.12	$1.90

Shares used in the calculation of diluted earnings per share	245,048	245,218	242,551

Cash dividends per share	$1.24	$1.14	$1.06

Includes the following non-cash charges:
(1) Stock-based compensation
Cost of sales	$9,894	$8,966	$8,074
Research and development	45,923	41,584	37,624
Selling, general and administrative	23,625	21,581	19,430
(2) Amortization of debt discount (non-cash interest expense)	—	—	18,458

See accompanying notes.

LINEAR TECHNOLOGY CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands)

For the year ended	July 3, 2016	June 28, 2015	June 29, 2014
Net income	$494,346	$520,963	$459,961
Other comprehensive income, net of tax:
Net changes in unrealized gains on available-for-sale securities	674	206	621

Total comprehensive income	$495,020	$521,169	$460,582

LINEAR TECHNOLOGY CORPORATION

CONSOLIDATED BALANCE SHEETS

(in thousands, except par value)

As of	July 3, 2016	June 28, 2015
Assets
Cash and cash equivalents	$263,682	$195,679
Marketable securities	1,184,593	1,007,043
Accounts receivable, net of allowances ($1,649 as of July 3, 2016 and $1,651 as of June 28, 2015)	157,460	179,264
Inventories:
Raw materials	9,915	10,668
Work-in-process	66,172	66,572
Finished goods	21,164	22,621

Total inventories	97,251	99,861
Deferred tax assets (1)	—	48,493
Prepaid expenses and other current assets	51,744	54,412

Total current assets	1,754,730	1,584,752

Property, plant and equipment, at cost:
Land	28,834	28,837
Buildings and improvements	264,484	243,977
Manufacturing and test equipment	753,916	730,719
Office furniture and equipment	7,285	6,727

Gross property, plant and equipment	1,054,519	1,010,260
Accumulated depreciation and amortization	(768,653)	(722,518)

Net property, plant and equipment	285,866	287,742
Identified intangible assets, net and goodwill	9,385	11,585

Total noncurrent assets	295,251	299,327

Total assets	$2,049,981	$1,884,079

Liabilities and stockholders’ equity
Accounts payable	$17,465	$17,608
Accrued payroll and related benefits	93,187	98,498
Deferred income on shipments to distributors	48,701	46,860
Income taxes payable	3,342	5,822
Other accrued liabilities	17,271	14,130

Total current liabilities	179,966	182,918

Deferred tax liabilities	68,388	85,612
Other long-term liabilities	42,452	37,622

Total liabilities	290,806	306,152

Commitments and contingencies
Stockholders’ equity:
Preferred stock, $0.001 par value, 2,000 shares authorized; none issued or outstanding	—	—
Common stock, $0.001 par value, 2,000,000 shares authorized; 239,654 shares issued and outstanding (239,751 as of June 28, 2015)	240	240
Additional paid-in capital	2,136,910	2,052,250
Accumulated other comprehensive income, net of tax	1,235	561
Accumulated deficit	(379,210)	(475,124)

Total stockholders’ equity	1,759,175	1,577,927

Total liabilities and stockholders’ equity	$2,049,981	$1,884,079

See accompanying notes.

(1) The FASB issued ASU 2015-17, “Balance Sheet Classification of Deferred Taxes”, which simplifies the presentation of deferred income taxes. This ASU requires that deferred tax assets and liabilities be classified as non-current. During the fourth quarter of fiscal year 2016 the standard was early adopted on a prospective basis. Adoption of this ASU resulted in a reclassification of $49.0 million of current deferred tax assets to net non-current deferred tax liabilities in the Consolidated Balance Sheet as of July 3, 2016. No prior periods were retrospectively adjusted.

LINEAR TECHNOLOGY CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

For the year ended	July 3, 2016	June 28, 2015	June 29, 2014
Cash flow from operating activities:
Net income	$494,346	$520,963	$459,961
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	51,409	54,098	51,255
Stock-based compensation	79,442	72,131	65,128
Amortization of convertible senior notes discount	—	—	18,458
Excess tax benefit from stock-based compensation	(7,997)	(15,190)	(11,038)
Change in operating assets and liabilities:
Accounts receivable	21,804	(5,924)	(28,066)
Inventories	2,610	(8,551)	(4,081)
Prepaid expenses, other current assets and deferred tax assets	10,758	(3,816)	1,464
Accounts payable, accrued payroll, other accrued liabilities and noncurrent liabilities	(2,281)	(1,496)	21,038
Deferred income on shipments to distributors	1,841	1,241	1,531
Income taxes payable	33,125	(14,537)	20,777

Cash provided by operating activities	685,057	598,919	596,427

Cash flow from investing activities:
Purchase of marketable securities	(1,433,303)	(886,222)	(1,496,652)
Proceeds from sale and maturities of available-for-sale securities	1,256,796	734,961	2,039,216
Purchase of property, plant and equipment	(47,333)	(62,560)	(37,669)

Cash (used in) provided by investing activities	(223,840)	(213,821)	504,895

Cash flow from financing activities:
Extinguishment of Convertible Senior Notes	—	—	(845,087)
Excess tax benefit from stock-based compensation	7,997	15,190	11,038
Issuance of common stock under employee stock plans	21,934	40,712	100,491
Purchase of common stock	(119,787)	(124,240)	(81,786)
Payment of cash dividends	(303,358)	(278,404)	(255,305)

Cash used in financing activities	(393,214)	(346,742)	(1,070,649)

Increase in cash and cash equivalents	68,003	38,356	30,673
Cash and cash equivalents, beginning of year	195,679	157,323	126,650

Cash and cash equivalents, end of year	$263,682	$195,679	$157,323

Supplemental disclosures of cash flow information:
Cash paid for income taxes	$89,749	$186,920	$119,797

Cash paid for interest expense	$—	$—	$21,127

See accompanying notes.

LINEAR TECHNOLOGY CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(in thousands, except per share amounts)

				Accumulated Other Comprehensive Income (Loss)		Total Stockholders’ Equity
	Common Stock
	Shares	Amount	Additional Paid-In Capital		Accumulated Deficit
Balance at June 30, 2013	233,025	233	1,736,496	(266)	(754,555)	981,908
Issuance of common stock for cash under employee stock option, restricted stock and stock purchase plans	5,059	5	100,483	—	—	100,488
Excess tax benefits from stock-based compensation	—	—	11,038	—	—	11,038
Purchase and retirement of common stock	(1,896)	(2)	(14,691)	—	(67,093)	(81,786)
Release of deferred tax liabilities as a result of the conversion of Convertible Senior Notes	—	—	49,313	—	—	49,313
Shares issued as conversion premium for the conversion of Convertible Senior Notes	2,908	3	—	—	—	3
Cash dividends—$1.06 per share	—	—	—	—	(255,305)	(255,305)
Stock-based compensation	—	—	65,128	—	—	65,128
Other comprehensive income, net of taxes	—	—	—	621	—	621
Net income	—	—	—	—	459,961	459,961

Balance at June 29, 2014	239,096	239	1,947,767	355	(616,992)	1,331,369
Issuance of common stock for cash under employee stock option, restricted stock and stock purchase plans	3,502	4	40,708	—	—	40,712
Excess tax benefits from stock-based compensation	—	—	15,190	—	—	15,190
Purchase and retirement of common stock	(2,847)	(3)	(23,546)	—	(100,691)	(124,240)
Cash dividends—$1.14 per share	—	—	—	—	(278,404)	(278,404)
Stock-based compensation	—	—	72,131	—	—	72,131
Other comprehensive income, net of taxes	—	—	—	206	—	206
Net income	—	—	—	—	520,963	520,963

Balance at June 28, 2015	239,751	240	2,052,250	561	(475,124)	1,577,927
Issuance of common stock for cash under employee stock option, restricted stock and stock purchase plans	2,762	3	21,931	—	—	21,934
Excess tax benefits from stock-based compensation	—	—	7,997	—	—	7,997
Purchase and retirement of common stock	(2,859)	(3)	(24,710)	—	(95,074)	(119,787)
Cash dividends—$1.24 per share	—	—	—	—	(303,358)	(303,358)
Stock-based compensation	—	—	79,442	—	—	79,442
Other comprehensive income, net of taxes	—	—	—	674	—	674
Net income	—	—	—	—	494,346	494,346

Balance at July 3, 2016	239,654	$240	$2,136,910	$1,235	$(379,210)	$1,759,175

See accompanying notes

LINEAR TECHNOLOGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Description of Business and Significant Accounting Policies

Description of Business

Linear Technology Corporation (together with its consolidated subsidiaries, “Linear,” “Linear Technology” or the “Company”), a member of the S&P 500, has been designing, manufacturing and marketing a broad line of high performance analog integrated circuits for major companies worldwide for over three decades. The Company’s products provide an essential bridge between our analog world and the digital electronics in communications, networking, industrial, transportation, computer, medical, instrumentation, consumer, and military and aerospace systems. Linear Technology produces power management, data conversion, signal conditioning, RF and interface ICs, µModule® subsystems, and wireless sensor network products. The Company is a Delaware corporation; it was originally organized and incorporated in California in 1981.

Basis of Presentation

The Company operates on a 52/53-week fiscal year ending on the Sunday nearest June 30. Fiscal years 2015 and 2014 were 52-week years. Fiscal year 2016 is a 53-week fiscal year, with the additional week falling in the second quarter.

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries after elimination of all significant inter-company accounts and transactions. Accounts denominated in foreign currencies have been remeasured using the U.S. dollar as the functional currency.

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires management to make estimates and judgments that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ materially from those estimates.

Pending Acquisition by Analog Devices, Inc.

On July 26, 2016, the Company announced that it had entered into a definitive merger agreement (the “Analog Merger Agreement”) with Analog Devices, Inc. (“Analog Devices”), under which a wholly owned subsidiary of Analog Devices will merge with and into the Company, and the Company will survive as a wholly owned subsidiary of Analog Devices (the “Analog Acquisition”). Under the terms of the Analog Merger Agreement, Linear Technology stockholders who do not exercise their appraisal rights under Delaware law will have the right to receive, for each Linear Technology share held by such stockholders, $46.00 in cash (the “Cash Consideration”) and 0.2321 shares of Analog Devices common stock, par value $0.16 2/3 per share (the “Stock Consideration,” and together with the Cash Consideration, the “Merger Consideration”) (with the ratio of Stock Consideration to Cash Consideration to be adjusted pursuant to the terms of the Analog Merger Agreement so that the aggregate number of shares issued by Analog Devices as Stock Consideration will not exceed 19.9% of the total outstanding common stock of Analog Devices prior to the Analog Acquisition). Each of the Company’s equity awards that were outstanding as of July 22, 2016 and are unvested as of the closing will be converted into the right to receive the Merger Consideration in respect of each share of the Company’s common stock underlying such award when such award vests. Each of the Company’s other equity awards that were granted after July 22, 2016 and are unvested as of the closing will be converted into the right to receive 0.9947 shares of Analog Devices common stock in respect of each share of the Company’s common stock underlying such award when such award vests. The Analog Merger Agreement includes representations, warranties and covenants, including break-up fees payable or receivable under certain circumstances if the transaction fails to close.

The transaction has been approved by both the Company’s Board of Directors and the board of directors of Analog Devices, and the completion of the Analog Acquisition is subject to customary closing conditions including, among others, the approval of Linear Technology’s stockholders and various regulatory approvals. The transaction is expected to close during the first half of calendar 2017. For additional information on the Analog Merger Agreement and the Analog Acquisition, please refer to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 29, 2016. The Company cannot guarantee that the Analog Acquisition will be completed or that, if completed, it will be exactly on the terms set forth in the Analog Merger Agreement.

Cash Equivalents and Marketable Securities

Cash equivalents are highly liquid investments purchased with original maturities of three months or less at the time of purchase. Cash equivalents consist of investment grade securities in commercial paper, bank certificates of deposit, and money market funds.

Investments with maturities over three months at the time of purchase are classified as marketable securities. At July 3, 2016 and June 28, 2015, the Company’s marketable securities balance consisted primarily of debt securities in municipal bonds, corporate bonds, commercial paper, U.S. and foreign government and agency securities. The Company’s marketable securities are managed by outside professional managers within investment guidelines set by the Company. The Company’s investment guidelines generally restrict the professional managers to high quality debt instruments with a credit rating of AAA. Within the Company’s investment policy there is a provision that allows the Company to hold AA+ securities under certain circumstances. The Company’s investments in debt securities are classified as available-for-sale. Investments in available-for-sale securities are reported at fair value with unrealized gains and losses, net of tax, as a component of “Accumulated other comprehensive income (loss), net of tax” in the Consolidated Balance Sheets. The Company classifies investments with maturities greater than twelve months as current as it considers all investments as a potential source of operating cash regardless of maturity date. The cost of securities matured or sold is based on the specific identification method.

Accounts Receivable

The allowance for doubtful accounts reflects the Company’s best estimate of probable losses inherent in the accounts receivable balance. The Company determines the allowance based on the aging of its accounts receivable, historical experience, known troubled accounts, management judgment and other currently available evidence. The Company writes off accounts receivable against the allowance when it determines a balance is uncollectible and no longer actively pursues collection of the receivable.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash equivalents, marketable securities, and accounts receivable. The Company’s investment policy restricts investments to high credit quality investments with maturities of three years or less and limits the amount invested with any one issuer.

Accounts receivable from significant customers, those representing 10% or more of total accounts receivable included approximately 42% of the accounts receivable balance from the Company’s largest distributor, Arrow, as of July 3, 2016, and 36% as of June 28, 2015. Concentrations of credit risk with respect to accounts receivable are generally not significant due to the diversity of the Company’s customers, customer end-markets, and customer geographical locations. The Company performs ongoing credit evaluations of its customers’ financial condition and requires collateral, primarily letters of credit, as deemed necessary.

The Company’s assets, liabilities and cash flows are predominantly U.S. dollar denominated, including those of its foreign operations. However, the Company’s foreign subsidiaries have certain assets, liabilities and cash flows that are subject to foreign currency risk. For the three years ended July 3, 2016, the Company did not utilize derivative instruments to hedge foreign currency risk or for any other purpose. Gains and losses resulting from foreign currency fluctuations are recognized in income.

Inventories

The Company values inventories at the lower of cost or market on a first-in, first-out basis. The Company records charges to write-down inventories for unsalable, excess or obsolete raw materials, work-in-process and finished goods. Newly introduced parts are generally not valued until success in the market place has been determined by a consistent pattern of sales and backlog among other factors. In addition to write-downs based on newly introduced parts, judgmental assessments are calculated for the remaining inventory based on salability, obsolescence, historical experience and current business conditions.

Property, Plant and Equipment

Property, plant and equipment is stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets, which is generally 5-10 years for equipment and 10-30 years for buildings. Leasehold improvements are amortized over the shorter of the asset’s useful life or the expected term of the lease. Depreciation expense for fiscal years 2016, 2015, and 2014 was $49.2 million, $51.9 million and $49.1 million, respectively.

Goodwill

Goodwill is recorded as the difference, if any, between the aggregate consideration paid for an acquisition and the fair value of the net tangible and intangible assets acquired. The Company tests goodwill for impairment at the reporting unit level annually, or earlier if indicators of potential impairment exist. Based on a qualitative assessment, the Company determines if the fair value of a reporting unit is more likely than not to be less than its carrying amount. If potential impairment indicators exist, the Company utilizes a two-step quantitative analysis to complete the impairment test. The first step of the impairment test involves comparing the fair values of the applicable reporting units with their aggregate carrying value using the income approach methodology of valuation. The second step, if necessary, compares the implied fair value of the goodwill with the carrying value of that goodwill. No goodwill impairment charges have been recorded for any of the periods presented.

Intangible Assets

Intangible assets represent acquired intellectual property and customer relationships and are subject to an annual impairment test. Intangible assets are amortized over their estimated useful lives of 5 to 10 years using the straight-line method of amortization.

Impairment of Long-Lived Assets

Long-lived assets consist of property, plant, and equipment and intangible assets. Long-lived assets by geographic area were as follows, net of accumulated depreciation:

In thousands	July 3, 2016	June 30, 2015
United States	$183,507	$189,248
Malaysia	47,481	51,356
Singapore	63,967	58,375
Other	296	348

Total long-lived assets	$295,251	$299,327

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable or that the useful life is shorter than originally estimated.

Advertising Expense

The Company expenses advertising costs in the period in which they occur. Advertising expenses for fiscal years 2016, 2015, and 2014 were approximately $5.2 million, $5.9 million and $5.5 million, respectively.

Revenue Recognition

The Company recognizes revenues when the earnings process is complete, when persuasive evidence of an arrangement exists, the product has been delivered, the price is fixed and determinable and collection is reasonably assured. The Company recognized approximately 15% of net revenues in fiscal year 2016 from North American (“domestic”) distributors. Domestic distributor revenues are recognized under agreements which provide for certain sales price rebates and limited product return privileges. Given the uncertainties associated with the levels of pricing rebates, the ultimate sales price on domestic distributor sales transactions is not fixed or determinable until domestic distributors sell the merchandise to the end-customer. Domestic distributor agreements permit the following: price protection on certain domestic distribution inventory if the Company lowers the prices of its products; exchanges up to 5% of certain purchases on a quarterly basis; and ship and debit transactions. Ship and debit transactions occur when the Company agrees to accept a lower selling price for a specific quantity of product at the request of the domestic distributor in order to complete a sales transaction in the domestic distributor channel. For such sales, the Company rebates the negotiated price decrease to the distributor upon shipment as a reduction in the accounts receivable from the distributor.

At the time of shipment to domestic distributors, the Company records a trade receivable and deferred revenue at the distributor’s purchase price since there is a legally enforceable obligation from the distributor to pay for the products delivered. The Company relieves inventory as title has passed to the distributor and recognizes deferred cost of sales in the same amount. “Deferred income on shipments to distributors” represents the difference between deferred revenue and deferred costs of sales and is recognized as a current liability until such time as the distributor confirms a final sale to its end customer. “Deferred income on shipments to distributors” effectively represents the deferred gross margin on the sale to the distributor; however, the actual amount of gross margin the Company ultimately recognizes in future periods may be less than the originally recorded amount as a result of price protection, negotiated price rebates and exchanges as mentioned above. The wide range and variability of negotiated price rebates granted to distributors does not allow the Company to accurately estimate the portion of the balance in the “Deferred income on shipments to distributors” that will be remitted back to the distributors. During fiscal years 2016 and 2015, these price rebates that have been remitted back to distributors have ranged from $3.5 million to $4.4 million per quarter. The Company does not reduce deferred income by anticipated future price rebates. Instead, price rebates are recorded against “Deferred income on shipments to distributors” when incurred, which is generally at the time the distributor sells the product to the end customers.

The Company’s sales to international distributors are made under agreements which permit limited stock return privileges but not sales price rebates. The agreements generally permit distributors to exchange up to 5% of purchases on a semi-annual basis. Revenue on international distributor sales is recognized upon shipment at which time title passes. The Company estimates international distributor returns based on historical data and current business expectations and defers a portion of international distributor revenues and costs based on these estimated returns.

Product Warranty and Indemnification

The Company’s warranty policy provides for the replacement of defective parts. In certain large contracts, the Company has agreed to negotiate in good faith a product warranty in the event that an epidemic failure of its parts was to take place. To date there have been no significant occurrences of epidemic failure. Warranty expense historically has been immaterial.

The Company provides a limited indemnification for certain customers against intellectual property infringement claims related to the Company’s products. In certain cases, there are limits on and exceptions to the Company’s potential liability for indemnification relating to intellectual property infringement claims. To date, the Company has not incurred any significant indemnification expenses relating to intellectual property infringement claims. The Company cannot estimate the amount of potential future payments, if any, which the Company might be required to make as a result of these agreements, and accordingly, the Company has not accrued any amounts for its indemnification obligations.

Stock-Based Compensation

The Company has equity incentive plans, which are described more fully in “Note 2: Stock-Based Compensation.” Stock-based compensation is measured at the grant date, based on the fair value of the award. The Company’s equity awards granted in fiscal years 2016, 2015, and 2014 were restricted stock awards. Stock-based compensation cost for restricted stock awards is based on the fair market value of the Company’s stock on the date of grant. Stock-based compensation cost for stock options is calculated on the date of grant using the fair value of stock options as determined using the Black-Scholes valuation model. The Black-Scholes valuation model requires the Company to estimate key assumptions such as expected option term and stock price volatility to determine the fair value of a stock option. The estimate of these key assumptions is based on historical information and judgment regarding market factors and trends. The Company amortizes restricted stock and stock option award compensation cost straight-line over the awards vesting period, which is generally 5 years.

Income Taxes

The Company recognizes a tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The Company recognizes liabilities for uncertain tax positions based on the two-step process prescribed in the authoritative accounting literature. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step requires the Company to estimate and measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. See Note 10 for further information related to income taxes.

Earnings Per Share

Basic earnings per share is calculated using the weighted average shares of common stock and unvested restricted stock outstanding during the period. Diluted earnings per share is calculated using the weighted average shares of common stock outstanding and unvested restricted stock awards, plus the dilutive effect of stock options and restricted stock units calculated using the treasury stock method, and prior to fiscal year 2015, the dilutive effect of the conversion premium related to the Convertible Senior Notes. The following table sets forth the reconciliation of weighted average common shares outstanding used in the computation of basic and diluted earnings per share:

In thousands, except per share amounts	July 3, 2016	June 28, 2015	June 29, 2014
Net income	$494,346	$520,963	$459,961

Basic shares:
Weighted-average shares outstanding – Basic	244,662	244,408	240,498

Basic earnings per share	$2.02	$2.13	$1.91

Diluted shares:
Dilutive effect of equity plans	386	810	1,173
Dilutive effect of the conversion premium	—	—	880

Weighted-average shares outstanding – Diluted	245,048	245,218	242,551

Diluted earnings per share	$2.02	$2.12	$1.90

Comprehensive Income

Comprehensive income consists of net income and other comprehensive income or loss. Other comprehensive income or loss components include unrealized gains or losses on available-for-sale securities, net of tax.

Segment Reporting

The Company competes in a single operating segment, and as a result, no segment information has been disclosed outside of geographical information. Disclosures about products and services, and major customers are included above in Note 1. Export sales by geographic area in fiscal years 2016, 2015, and 2014 were as follows:

In thousands	July 3, 2016	June 28, 2015	June 29, 2014
Europe	$280,479	$291,988	$267,219
Japan	203,981	229,110	222,792
Rest of the world	543,513	545,828	520,322

Total export sales	$1,027,973	$1,066,926	$1,010,333

Adoption of New and Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standard Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09 Revenue from Contracts with Customers (Topic 606). On July 9, 2015, the FASB agreed to delay the effective date by one year from the first quarter of fiscal year 2018. In accordance with the agreed upon delay, the new standard is effective for the Company beginning in the first quarter of fiscal year 2019. Early adoption is permitted, but not before the original effective date of the standard. The core principle of ASU No. 2014-09 is that a company should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. ASU No. 2014-09 provides for one of the two methods of transition: retrospective application to each prior period presented; or recognition of the cumulative effect of retrospective application of the new standard in the period of initial application. The Company is currently evaluating the impact of ASU No. 2014-09 on its consolidated financial statements and which transition method to elect.

In August 2014, the FASB issued ASU No. 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. Each reporting period, management is required to assess whether there is substantial doubt about an entity’s ability to continue as a going concern and if so to provide related footnote disclosures. The new guidance is effective for annual and interim periods ending after December 15, 2016. Early adoption is permitted. This ASU is not expected to have an impact on the Company’s financial statements or disclosures.

In July 2015, the FASB issued ASU No. 2015-11, Simplifying the Measurement of Inventory. The new guidance changes the measurement principle for inventory from the lower of cost or market to lower of cost and net realizable value. The new guidance is effective for annual and interim periods ending after December 15, 2016. Early adoption is permitted. The Company intends to implement this guidance beginning in fiscal year 2017. This ASU is not expected to have a material impact on the Company’s financial statements or disclosures.

In November 2015, the FASB issued ASU No. 2015-17, Balance Sheet Classification of Deferred Taxes. All deferred tax assets and liabilities, along with any related valuation allowance, will be classified as noncurrent on the balance sheet. As a result, each jurisdiction will now only have one net noncurrent deferred tax asset or liability. The new guidance is effective for annual and interim periods ending after December 15, 2016. Early adoption is permitted and may be applied either prospectively or retrospectively. The Company adopted this update in the fourth quarter of fiscal year 2016 on a prospective basis. Prior reporting periods were not retrospectively adjusted. The adoption of this guidance had no impact on our Consolidated Statements of Income. See Note 10 of Notes to Consolidated Financial Statements.

In February 2016, the FASB issued ASU 2016-02, Leases. This standard requires entities that lease assets, with a lease term of more than 12 months, to recognize lease assets and lease liabilities on the balance sheet. Under existing guidance, operating leases are not recorded as lease assets and lease liabilities on the balance sheet. The standard is effective for fiscal years and the interim periods within those fiscal years beginning after December 15, 2018. Early adoption is permitted. The Company is currently evaluating the timing and effects of adoption of this ASU on the consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09, Improvements to Employee Share-Based Payment Accounting. This standard will impact how to account for certain aspects of share-based payments to employees. The standard is effective for fiscal years and the interim periods within those fiscal years beginning after December 15, 2016. Early adoption is permitted. The Company is currently evaluating the timing and effects of adoption of this ASU on the consolidated financial statements.

Note 2. Stock-Based Compensation

Equity Incentive Plans

The Company currently has a 2010 Equity Incentive Plan, under which the Company may grant Incentive Stock Options, Nonstatutory Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Shares and Performance Units. Prior to its expiration in July 2015, the Company also had a 2005 Equity Incentive Plan, under which it could grant similar awards. Under the plans, the Company may grant awards to employees, executive officers, directors and consultants who provide services to the Company. To date, the Company has only granted Nonstatutory Stock Options, Restricted Stock and Restricted Stock Units. At July 3, 2016, 14.9 million shares were available for grant under the plans. The Company’s restricted awards generally vest annually over a period of five years (20% a year) based upon continued employment with the Company. Options vest over a five-year period (generally 10% every six months) based upon continued employment. Options expire seven years after the date of the grant. The Company’s last stock option grant to an employee was in January 2009. There were no outstanding options as of July 3, 2016.

The Company has an Employee Stock Purchase Plan (“ESPP”) that permits eligible employees to purchase common stock through payroll deductions at 85% of the fair market value of the common stock at the end of each six-month offering period. The offering periods generally commence on approximately May 1 and November 1 of each year. At July 3, 2016, 2.2 million shares were available for issuance under the ESPP.

The following is a brief description of each of the Company’s equity incentive plans:

2010 Equity Incentive Plan. The 2010 Equity Incentive Plan enables the Company to issue Incentive Stock Options, Nonstatutory Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performances Shares and Performance Units. Under the 2010 Equity Incentive Plan, the Company may grant awards to employees, executive officers, directors and consultants who provide services to the Company.

2005 Equity Incentive Plan. The 2005 Equity Incentive Plan expired in July 2015. Prior to its expiration, the plan enabled the Company to issue Incentive Stock Options, Nonstatutory Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performances Shares and Performance Units. Under the 2005 Equity Incentive Plan, the Company could grant awards to employees, executive officers, directors and consultants who provided services to the Company.

2005 Employee Stock Purchase Plan. The 2005 Employee Stock Purchase Plan provides employees of the Company with an opportunity to purchase common stock of the Company through accumulated payroll deductions. The maximum number of shares that may be issued to any one participant in any six-month offering period under the ESPP is currently 300 shares.

As of July 3, 2016 there was approximately $202.2 million of total unrecognized stock-based compensation cost related to share-based payments granted under the Company’s stock-based compensation plans that will be recognized over a period of approximately five years. Future grants will add to this total, whereas quarterly amortization and the vesting of the existing grants will reduce this total.

The Company issues new shares of common stock upon exercise of stock options. For the fiscal year ended July 3, 2016, 0.5 million stock options were exercised for a gain (aggregate intrinsic value) of $9.8 million determined as of the date of option exercise.

Stock Options

The following table summarizes the stock option activity and related information under all stock option plans:

	Stock Options Outstanding	Weighted Average Exercise Price
Outstanding options, June 30, 2013	6,736,330	$31.51
Granted	—	—
Forfeited and expired	(1,915,375)	41.19
Exercised	(3,010,856)	30.44

Outstanding options, June 29, 2014	1,810,099	$23.05
Granted	—	—
Forfeited and expired	—	—
Exercised	(1,328,337)	23.17

Outstanding options, June 28, 2015	481,762	$22.75
Granted	—	—
Forfeited and expired	—	—
Exercised	(481,762)	22.75

Outstanding options, July 3, 2016	—	$—

Options vested and exercisable at:
June 29, 2014	1,809,099	23.05
June 28, 2015	481,762	22.75

Restricted Awards

The following table summarizes the Company’s restricted stock and restricted stock unit activity under all equity award plans:

	Restricted Awards Outstanding	Weighted- Average Grant- Date Fair Value
Non-vested at June 30, 2013	5,668,273	$31.54
Granted	2,367,730	43.49
Vested	(1,789,488)	30.37
Forfeited	(129,428)	33.36

Non-vested at June 29, 2014	6,117,087	$36.46
Granted	2,495,074	44.71
Vested	(1,903,091)	34.63
Forfeited	(127,306)	36.70

Non-vested at June 28, 2015	6,581,764	$40.13
Granted	1,917,351	42.92
Vested	(1,995,323)	37.67
Forfeited	(210,684)	39.64

Non-vested at July 3, 2016	6,293,108	$41.36

Note 3. Fair Value

The Company has determined that the only assets and liabilities in the Company’s financial statements that are required to be measured at fair value on a recurring basis are the Company’s investment portfolio assets. Financial instruments are categorized in a fair value hierarchy that prioritizes the information used to develop assumptions for measuring fair value and expands disclosures about fair value measurements. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1 input); then to quoted prices (in non-active markets or in active markets for similar assets or liabilities), inputs other than quoted prices that are observable for the asset or liability, and inputs that are not directly observable, but that are corroborated by observable market data for the asset or liability (Level 2 input); then the lowest priority to unobservable inputs, for example, the Company’s data about the assumptions that market participants would use in pricing an asset or liability (Level 3 input). Fair value is a market-based measurement, not an entity-specific measurement, and a fair value measurement should therefore be based on the assumptions that market participants would use in pricing the asset or liability.

The Company’s Level 1 assets consist of investments in money-market funds and United States Treasury securities that are actively traded. The Company’s Level 2 assets consist of municipal bonds, obligations of U.S. government-sponsored enterprises, corporate debt and commercial paper that are less actively traded in the market, but where quoted market prices exist for similar instruments that are actively traded. The Company determines the fair value of its Level 2 assets by obtaining non-binding market prices from its third-party portfolio managers on the last day of the quarter. The Company had no Level 3 assets in fiscal years 2016 and 2015.

The following table presents the Company’s fair value hierarchy for its financial assets (cash equivalents and marketable securities) measured at fair value on a recurring basis as of July 3, 2016:

In thousands	Quoted Prices in Active Markets for Identical Instruments	Significant Other Observable Inputs
Description	(Level 1)	(Level 2)	Total
Assets
Investments in U.S. Treasury securities and money-market funds	$513,193	$—	$513,193
Investments in municipal bonds, obligations of U.S. government-sponsored enterprises and commercial paper	—	832,438	832,438

Total assets measured at fair value	$513,193	$832,438	$1,345,631

The following table presents the Company’s fair value hierarchy for its financial assets (cash equivalents and marketable securities) measured at fair value on a recurring basis as of June 28, 2015:

In thousands	Quoted Prices in Active Markets for Identical Instruments	Significant Other Observable Inputs
Description	(Level 1)	(Level 2)	Total
Assets
Investments in U.S. Treasury securities and money-market funds	$427,800	$—	$427,800
Investments in municipal bonds, obligations of U.S. government-sponsored enterprises and commercial paper	—	677,899	677,899

Total assets measured at fair value	$427,800	$677,899	$1,105,699

Note 4. Marketable Securities

The following is a summary of cash equivalents and marketable securities at July 3, 2016:

	July 3, 2016
In thousands	Amortized Cost	Unrealized Gain	Unrealized (Loss) (1)	Fair Value
U.S. Treasury securities	$441,925	$783	$(5)	$442,703
Obligations of U.S. government-sponsored enterprises	316,368	855	—	317,223
Municipal bonds	119,680	158	(10)	119,828
Corporate debt securities and other	395,254	143	(10)	395,387
Money market funds	70,490	—	—	70,490

Total	$1,343,717	$1,939	$(25)	$1,345,631

Amounts included in:
Cash equivalents	$161,028	$10	$—	$161,038
Marketable securities	1,182,689	1,929	(25)	1,184,593

Total	$1,343,717	$1,939	$(25)	$1,345,631

The following is a summary of cash equivalents and marketable securities at June 28, 2015:

	June 28, 2015
In thousands	Amortized Cost	Unrealized Gain	Unrealized (Loss) (1)	Fair Value
U.S. Treasury securities	$364,925	$618	$(6)	$365,537
Obligations of U.S. government-sponsored enterprises	258,519	299	(1)	258,817
Municipal bonds	138,419	26	(80)	138,365
Corporate debt securities and other	280,699	21	(3)	280,717
Money market funds	62,263	—	—	62,263

Total	$1,104,825	$964	$(90)	$1,105,699

Amounts included in:
Cash equivalents	$98,657	$—	$(1)	$98,656
Marketable securities	1,006,168	964	(89)	1,007,043

Total	$1,104,825	$964	$(90)	$1,105,699

(1)	The Company evaluated the nature of the investments with a loss position at July 3, 2016 and June 28, 2015, which are primarily obligations of the U.S. government and its sponsored enterprises, municipal bonds and U.S. corporate notes. In evaluating the investments, the Company considered the duration of the impairments, and the amount of the impairments relative to the underlying portfolio and concluded that such amounts were not other-than-temporary. The Company principally holds securities until maturity, however, they may be sold under certain circumstances. Unrealized losses on the investments greater than twelve months old were not significant as of July 3, 2016 and June 28, 2015.

The estimated fair value of investments in marketable securities by effective maturity date, is as follows:

In thousands	July 3, 2016	June 28, 2015
Due in one year or less	$943,323	$605,726
Due after one year through five years	241,270	401,317

Total marketable securities	$1,184,593	$1,007,043

Note 5. Goodwill and Intangible Assets

On December 20, 2011, the Company acquired 100% of the outstanding stock of privately held Dust Networks (“Dust”) of Hayward, California, a provider of low power wireless sensor network technology. As a result of the acquisition the Company recorded goodwill and intangible assets during fiscal year 2012.

Goodwill

The goodwill balance of $2.2 million at July 3, 2016 is attributable to the acquisition of Dust. There were no changes to the goodwill balance for the year ended July 3, 2016. The Company annually evaluates goodwill for impairment as well as whenever events or changes in circumstances might suggest that the carrying value of goodwill may not be recoverable. The Company expects that none of the goodwill will be deductible for tax purposes.

Intangible Assets

Attributable to the acquisition of Dust the Company recorded intangible assets of $13.1 million for intellectual property and $4.0 million for customer relationships. The Company reviews intangible assets for impairment whenever events or changes in circumstances indicate that the carrying value of assets may not be recoverable. Finite-intangible assets are amortized on a straight-line basis over their estimated useful lives that is expected to reflect the estimated pattern of economic use.

The remaining amortization expense, related to finite-lived intangible assets, will be recognized over a weighted-average period of approximately 5.2 years. The useful lives of amortizable intangible assets are as follows:

Intangible assets consisted of the following:

In thousands	July 3, 2016			June 28, 2015
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Intellectual property	$13,100	$(8,100)	$5,000	$13,100	$(6,300)	$6,800
Customer relationships	4,000	(1,800)	2,200	4,000	(1,400)	2,600

Total intangible assets	$17,100	$(9,900)	$7,200	$17,100	$(7,700)	$9,400

Amortization expense associated with intangible assets for fiscal year 2016, 2015, and 2014 was $2.2 million, $2.2 million and $2.2 million, respectively. Amortization expense for intangible assets is estimated to be $1.7 million in fiscal year 2017, $1.2 million in fiscal year 2018, $1.2 million in fiscal year 2019, $1.2 million in fiscal year 2020, $1.2 million in fiscal year 2021 and $0.6 million thereafter.

Note 6. Convertible Senior Notes

During the fourth quarter of fiscal year 2007, the Company issued $1.7 billion aggregate principal amount of Convertible Senior Notes (the “Notes”). The Notes paid cash interest ranging from 3.00% to 3.125% semiannually. The Company used the entire net proceeds of the offering to fund a portion of its repurchase of $3.0 billion of its common stock pursuant to an accelerated stock repurchase transaction.

On May 1, 2014 the Company executed the conversion of the outstanding principal amount of the Notes totaling $845.1 million. Based upon the conversion price of $40.68 per share, each $1,000 principal amount of the Notes was converted at a rate of 24.582 shares of the Company’s common stock. As a result of the conversion, holders of the Notes received the principal amount of $845.1 million in cash and the remaining conversion premium was settled in shares of the Company’s common stock totaling approximately 2.9 million shares. There was no gain or loss recognized as a result of the conversion.

Prior to the conversion, interest expense related to the Notes included in interest expense on the condensed consolidated statements of income for fiscal year 2014 was as follows:

In thousands	June 29, 2014
Contractual coupon interest	$21,127
Amortization of debt discount	18,458
Amortization of debt issuance costs	1,583

Total interest expense related to the Notes	$41,168

Note 7. Credit Facility

On October 23, 2013, the Company entered into a credit agreement (the “Credit Agreement”) with Wells Fargo Bank, National Association (the “Bank”). On July 27, 2015, the Credit Agreement was amended to extend the maturity date and increase the size of the line of credit. The Company entered into the Credit Agreement to enhance cash deployment flexibility.

As amended, the Credit Agreement provides for a $150.0 million unsecured revolving line of credit, under which the Company may borrow, repay and reborrow loans from time to time prior to its scheduled maturity date of July 27, 2017 (the “Maturity Date”). Proceeds of loans made under the Credit Agreement may be used for working capital and other general corporate purposes of the Company and its subsidiaries. The Company may prepay the loans under the Credit Agreement in whole or in part at any time without premium or penalty, subject to customary breakage costs.

The loans bear interest at LIBOR plus 1.0%. Any then-outstanding principal amount, together with all accrued and unpaid interest, is due and payable on the Maturity Date.

The Company is required to maintain with the Bank average account balances, calculated on a quarterly basis, of not less than $30.0 million. The Company must also maintain EBITDA of not less than $75.0 million measured quarterly, and, in order to take certain actions such as payments of dividends, must also maintain a balance of $500.0 million of cash and cash equivalents and marketable securities on a worldwide consolidated basis. The Credit Agreement contains other customary affirmative and negative covenants, as well as customary events of default. In addition, the Company’s ability to borrow under the Credit Agreement or other means of obtaining capital may be restricted by the terms of the Analog Merger Agreement. To date, the Company has not utilized the Credit Agreement and was in compliance with the covenants under this credit facility.

Pursuant to the terms of the Linear Merger Agreement, the Company’s ability to borrow under the Credit Agreement cannot exceed $75 million without Analog Devices’ consent. As such, the Company’s ability to borrow under the Credit Agreement or other means of obtaining capital may be restricted by the terms of the Analog Merger Agreement.

Note 8. Stockholders’ Equity

Stock Repurchase

On October 16, 2012, the Company’s Board of Directors authorized the Company to repurchase up to 10.0 million shares of its outstanding common stock in the open market over a two-year time period. As this stock repurchase expired after the two-year time period, on October 14, 2014, the Company’s Board of Directors authorized the Company to repurchase up to 10.0 million shares of its outstanding common stock in the open market over a two-year time period. For the majority of restricted stock awards and units granted, the number of shares issued on the date the restricted stock awards and units vest is net of the minimum statutory tax withholding requirements that the Company pays in cash to the appropriate taxing authorities on behalf of its employees. The table below includes these withheld shares because they are treated as common stock repurchases in the Company’s financial statements, as they reduce the number of shares that would have been issued upon vesting. In addition, the table below includes open market repurchases.

Shares repurchased in fiscal years 2016, 2015 and 2014 are as follows:

In thousands	July 3, 2016	June 28, 2015	June 29, 2014
Number of shares of common stock repurchased	2,860	2,847	1,896

Total cost of repurchase	$119,787	$124,240	$81,786

The Analog Merger Agreement restricts the ability of the Company to repurchase shares of its common stock until the time that the transaction is consummated or the Analog Merger Agreement is terminated.

Dividends

A cash dividend of $0.32 per share will be paid on August 24, 2016 to stockholders of record on August 12, 2016. During fiscal year 2016, the Company paid $303.4 million in dividends representing $1.24 per share. The payment of future dividends will be based on quarterly financial performance.

Note 9. Retirement Plan

The Company has established a 401(k) retirement plan for its qualified U.S. employees. Under the plan, participating employees may defer up to 25% of their pre-tax earnings, subject to the Internal Revenue Service annual contribution limits. The Company contributes to qualified U.S. employees’ 401(k) accounts as part of the Company’s semi-annual profit sharing payouts. Contributions made by the Company within the fiscal year to this plan were approximately $11.7 million, $11.7 million and $9.7 million in fiscal years 2016, 2015, and 2014, respectively.

Note 10. Income Taxes

The components of income before income taxes for fiscal years 2016, 2015, and 2014 are as follows:

In thousands	July 3, 2016	June 28, 2015	June 29, 2014
United States operations	$431,266	$406,579	$364,275
Foreign operations	208,183	278,810	236,993

	$639,449	$685,389	$601,268

The provision for income taxes for fiscal years 2016, 2015, and 2014 consists of the following:

In thousands	July 3, 2016	June 28, 2015	June 29, 2014
United States federal:
Current	$106,564	$142,630	$153,396
Deferred	30,403	14,819	(11,706)

	136,967	157,449	141,690

State:
Current	1,665	1,910	(4,207)
Deferred	17	229	(392)

	1,682	2,139	(4,599)

Foreign:
Current	5,604	4,584	3,986
Deferred	850	254	230

	6,454	4,838	4,216

	$145,103	$164,426	$141,307

The provision for income taxes reconciles to the amount computed by applying the statutory U.S. Federal rate at 35% to income before income taxes for fiscal years 2016, 2015, and 2014 as follows:

In thousands	July 3, 2016	June 28, 2015	June 29, 2014
Tax at U.S. statutory rate	$223,807	$239,886	$210,443
State income taxes, net of federal benefit	1,266	1,131	(2,989)
Earnings of foreign subsidiaries subject to lower rates	(52,440)	(54,965)	(49,149)
Domestic manufacturing deduction	(13,604)	(14,043)	(13,342)
Research and development credit	(18,212)	(12,813)	(6,378)
Other	4,286	5,230	2,722

	$145,103	$164,426	$141,307

The tax benefits attributable to equity-based compensation transactions that were applied to additional paid-in capital were $8.0 million, $15.2 million and 11.0 million, for fiscal years 2016, 2015, and 2014, respectively.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities recorded in the balance sheet as of July 3, 2016 and June 28, 2015 are as follows:

In thousands	July 3, 2016	June 28, 2015
Deferred tax assets:
Loss carryforwards	$4,190	$5,071
Credit carryforwards	20,716	18,659
Inventory valuation	6,301	17,267
Deferred income on shipments to distributors	17,270	16,623
Stock-based compensation	10,605	10,897
Accrued compensation and benefits	8,664	8,307
Other	2,015	2,501
Valuation allowance	(20,716)	(18,659)

Total deferred tax assets	49,045	60,666
Deferred tax liabilities:
Depreciation and amortization	$7,782	$6,256
Unremitted earnings of subsidiaries	105,517	89,688
Other	4,134	1,841

Total deferred tax liabilities	117,433	97,785

Net deferred tax liabilities	$(68,388)	$(37,119)

The Company has a gross state tax credit carryforward that does not expire of $35.4 million. The Company provided a full valuation allowance on the state credit carryforwards which are not likely to be utilized.

As of July 3, 2016, the Company has gross federal and state net operating loss carryforwards of $11.8 million and $11.8 million, respectively. The federal and state net operating loss carryforwards will expire at various dates from 2017 through 2030. The net operating loss carryforwards are subject to an annual limitation as a result of the acquisition of Dust Networks by the Company, which constitutes a change of ownership as defined under Internal Revenue Code Section 382.

The Company is subject to examination by the United States federal tax authorities for the tax years 2013 and later. State income tax returns are generally subject to examination for a period of three to five years after filing of the respective return. Foreign income tax examination period varies from jurisdiction to jurisdiction. Singapore has a statute of limitations of four years. The Company is not currently under any significant tax returns examination.

The FASB issued ASU 2015-17, “Balance Sheet Classification of Deferred Taxes,” which simplifies the presentation of deferred income taxes. This ASU requires that deferred tax assets and liabilities be classified as non-current. During the fourth quarter of fiscal year 2016 the standard was early adopted on a prospective basis. Adoption of this ASU resulted in a reclassification of $49.0 million of current deferred tax assets to net non-current deferred tax liabilities in the Consolidated Balance Sheet as of July 3, 2016. No prior periods were retrospectively adjusted.

The Company has a partial tax holiday in Singapore and Malaysia whereby the local statutory rate is significantly reduced, if certain conditions are met. The tax holiday for Singapore is effective through August 2019 and the tax holiday for Malaysia is effective through July 2025.

The impact of the Singapore and Malaysia tax holidays was to increase net income by approximately $24.4 million, or $0.10 per diluted share, in fiscal year 2016, $25.6 million, or $0.10 per diluted share, in fiscal year 2015, and $22.6 million, or $0.09 per diluted share, in fiscal year 2014. The Company does not provide a residual U.S. tax on a portion of the undistributed earnings of its Singapore and Malaysian subsidiaries, as it is the Company’s intention to permanently invest these earnings overseas. Should these earnings be remitted to the U.S. parent then the additional U.S. taxable income would be approximately $1,149.0 million.

At July 3, 2016, the Company had $36.8 million of unrecognized tax benefits, of which $14.5 million if recognized, would favorably impact the effective income tax rate in future periods.

The Company’s policy is to recognize interest and/or penalties related to income tax matters in income tax expense. Income tax expense for fiscal year 2016 includes accrued interest on unrecognized tax benefits totaling $0.8 million. At July 3, 2016, the total amount of interest on unrecognized tax benefits was $2.0 million. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

In thousands	Unrecognized Tax Benefits
Balance at June 29, 2014	$29,443
Net additions for current year tax positions	6,534
Net additions for prior year tax positions	1,173
Lapse in statute of limitations	(7,534)

Balance at June 28, 2015	29,616
Net additions for current year tax positions	6,608
Net additions for prior year tax positions	8,048
Lapse in statute of limitations	(7,486)

Balance at July 3, 2016	$36,786

The Company estimates that it is reasonably possible that the liability for gross unrecognized tax benefits could decrease up to $6.5 million within the next 12 months. These changes could occur as a result of expiration of various statutes of limitations.

During fiscal year 2016 the Company had $3.6 million of discrete tax benefits that positively impacted the effective tax rate, related to the reversal of estimated tax liabilities for uncertain tax positions as a result of the expiration of open tax years.

During fiscal year 2015 the Company had $2.7 million of discrete tax benefits that positively impacted the effective tax rate, related to the reversal of estimated tax liabilities for uncertain tax positions as a result of the expiration of open tax years.

Note 11. Commitments and Contingencies

Contractual Obligations

The Company leases certain of its facilities under operating leases, some of which have options to extend the lease period. In addition, the Company has entered into long-term land leases for the sites of its Singapore and Malaysia manufacturing facilities. Total rent expense was $4.0 million, $3.9 million, and $3.7 million in fiscal years 2016, 2015, and 2014, respectively.

The following is a schedule of future minimum rental payments required under long-term operating leases at July 3, 2016:

Fiscal Years	Operating Leases
2017	$3,557
2018	2,471
2019	2,024
2020	1,437
2021	1,227
Thereafter	2,147

Total	$12,863

Under the Analog Merger Agreement, the Company has agreed to pay a termination fee of $490 million to Analog Devices if the Analog Merger Agreement is terminated under certain circumstances, including termination by the Company to enter into a superior alternative transaction or following an adverse recommendation change of the Company’s Board of Directors.

Litigation

The Company is subject to various legal proceedings and claims that arise in the ordinary course of business on a wide range of matters, including, among others, patent suits and employment claims. The Company does not believe that any such current suits will have a material impact on its business or financial condition. However, current lawsuits and any future lawsuits will divert resources and could result in the payment of substantial damages.

Note 12. Quarterly Information (Unaudited)

The following table sets forth our unaudited consolidated financial results, for the last eight fiscal quarters:

In thousands, except per share amounts Quarter Ended Fiscal Year 2016	July 3, 2016	April 3, 2016	January 3, 2016	September 27, 2015
Revenues	$373,766	$361,125	$347,128	$341,917
Gross profit	285,514	275,165	262,744	256,712
Net income	132,375	128,392	121,532	112,047
Basic earnings per share	0.54	0.53	0.50	0.46
Diluted earnings per share	0.54	0.52	0.50	0.46
Cash dividends per share	0.32	0.32	0.30	0.30
Stock price range per share:
High	47.79	44.68	45.24	43.18
Low	43.57	38.13	37.48	36.60

In thousands, except per share amounts Quarter Ended Fiscal Year 2015	June 28, 2015	March 29, 2015	December 28, 2014	September 28, 2014
Revenues	$379,483	$372,021	$352,575	$371,060
Gross profit	288,636	282,874	265,849	282,053
Net income	132,715	135,187	123,602	129,459
Basic earnings per share	0.54	0.55	0.51	0.53
Diluted earnings per share	0.54	0.55	0.51	0.53
Cash dividends per share	0.30	0.30	0.27	0.27
Stock price range per share:
High	48.04	49.23	46.52	46.83
Low	45.13	43.49	37.95	42.43

The stock activity in the above table is based on the high and low closing prices. These prices represent quotations between dealers without adjustment for retail markups, markdowns or commissions, and may not represent actual transactions. The Company’s common stock is traded on the NASDAQ Global Market under the symbol LLTC.

At July 3, 2016 there were approximately 1,658 stockholders of record.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Linear Technology Corporation

We have audited the accompanying consolidated balance sheets of Linear Technology Corporation as of July 3, 2016 and June 28, 2016, and the related consolidated statements of income, comprehensive income, stockholders’ equity and cash flows for each of the three fiscal years in the period ended July 3, 2016. Our audits also included the financial statement schedule. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Linear Technology Corporation as of July 3, 2016 and June 28, 2015, and the consolidated results of its operations and its cash flows for each of the three fiscal years in the period ended July 3, 2016, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

San Jose, California

August 25, 2016

Schedules

VALUATION AND QUALIFYING ACCOUNTS

(in thousands)

	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Deductions	Balance at End of Period
Allowance for doubtful accounts:
June 29, 2014	$1,891	$—	$238	$1,653

June 28, 2015	1,653	—	2	1,651

July 3, 2016	1,651	—	2	1,649

Schedules other than the schedule listed above have been omitted since they are either not required or the information is included elsewhere.